
October 24, 2024

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

> **Re: Focus Impact Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2024**
> **File No. 001-40977**

Dear Carl Stanton:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Seligson, P.C.